SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	May 21, 2007 at 11.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso is investing in copy paper production at Veitsiluoto Mill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso is investing EUR 25 million in a new copy paper sheeter, two packaging lines and a new machine hall at its Veitsiluoto fine paper mill in Finland. The project, which will increase mill specialisation within the division, is scheduled to start in June 2007 and be completed within a year.

This investment in line with Stora Enso’s fine paper strategy will increase the mill’s copy paper sheet cutting capacity by about 140 000 tonnes to 510 000 tonnes per year, making it Europe’s biggest copy paper sheeting plant. The production capacity of the mill will be virtually unchanged.

As already announced, envelope paper production will be transferred from Veitsiluoto Mill to Varkaus Mill in 2008, allowing Veitsiluoto Mill to focus on copy paper under the Group’s mill specialisation programme. The new investment will enable the Group to react faster to European market growth.

For further information, please contact:

Tim Laatsch, SVP, Communications, Stora Enso North America,

tel. 715 422 4023

Juha Vanhainen, SVP, Stora Enso Fine Paper, Office Papers, +358 40 541 8178

Jarkko Tehomaa, General Manager, Stora Enso Veitsiluoto Mill, tel. +358 2046 34301

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

Ulla Paajanen-Sainio, VP, Investor Relations and Financial Communications, tel. +358 2046 21242

Previous press releases concerning Stora Enso’s activities of copy paper in Finland are available at

www.storaenso.com/press

-	28 December 2006: Stora Enso is rebuilding a paper machine at Varkaus Mill to improve mill efficiency

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel